SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated June 22, 2023 passed in accordance with the Articles of Association of the Company (the “Articles”)

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

A)	RESIGNATION OF AN OFFICER OF THE COMPANY

1.	IT IS NOTED THAT

(a)	pursuant to a resignation letter dated June 22, 2023 from Alexis Ceballos-Encarnacion to the Company, Alexis Ceballos-Encarnacion resigned as Officer of the Company with effect from the date of the resignation letter.

2.	IT IS RESOLVED THAT:

(a)	The resignation on the terms of the resignation letter from Alexis Ceballos-Encarnacion be and are hereby acknowledged and approved by the Board of Directors, being revoked any delegation authority given to Alexis Ceballos-Encarnacion on behalf of the Company and any of its directly or indirectly subsidiaries from the resignation date.

(b)	The Officers of the Company and their roles, as set out below, is hereby acknowledged and approved, with effect from the date hereof:

Name	Title
David Vélez Osorno	Chief Executive Officer
Youssef Lahrech	President and Chief Operating Officer

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Cristina Helena Zingaretti Junqueira	Chief Growth Officer
Guilherme Marques do Lago	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	Chief Risk Officer
Jagpreet Singh Duggal	Chief Product Officer
Marco Antônio Martins de Araújo Filho	Chief Legal Officer
Suzana Kubric	Chief of Human Resources Officer
Vitor Guarino Olivier	Chief Technology Officer and Head of Global Platforms

(c)	Campbells Corporate Services Limited be and is hereby instructed to make the appropriate entries in the Register of Officers and to attend to the necessary filings with the Registrar of Companies to reflect the resignation of Alexis Ceballos-Encarnacion.

(d)	Subject to applicable consents, waivers and/or approvals being duly obtained, including approval of the Board for any Board Matter and of the Class B holders for any Class B Matter, the Sole Signing Officer or the Joint Signing Officers be and are hereby authorised to execute, approve, act, and make changes to, any and all documents for and on behalf of the Company as he/they may in his opinion or their collective opinion (as applicable) deem appropriate, expedient or necessary in the interest of the Company, and the signature of that person or persons (as applicable) on any such document will be sufficient evidence for all purposes of the approval by the Sole Signing Officer or the Joint Signing Officers (as applicable) of any such document and the final terms thereof on behalf of the Company, subject to the Delegation Conditions as described and updated in the item B herein.

B)	UPDATE ON THE DELEGATION AUTHORITY OF THE OFFICERS OF THE COMPANY

1.	IT IS NOTED THAT:

(a)	In September 17 2021, the Directors appointed the officers of the Company, given them power to execute any and all documents for and on behalf of the Company as they may deem appropriate, expedient or necessary in the interest of the Company;

(b)	Considering the resignation herein registered as described in the item A, the current officers of the Company are as following:

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Name	Title
David Vélez Osorno	Chief Executive Officer
Youssef Lahrech	President and Chief Operating Officer
Cristina Helena Zingaretti Junqueira	Chief Growth Officer
Guilherme Marques do Lago	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	Chief Risk Officer
Jagpreet Singh Duggal	Chief Product Officer
Marco Antônio Martins de Araújo Filho	Chief Legal Officer
Suzana Kubric	Chief of Human Resources Officer
Vitor Guarino Olivier	Chief Technology Officer and Head of Global Platforms

(c)	the Directors want to update the Specific Matters described in the attached hereto as Exhibit A (the "Specific Matters"); and

(d)	the Directors also wants to update the current delegation authority of the officers of the Company as following:

(d.1) the officers of the Company have power to execute any and all documents for and on behalf of the Company as they may deem appropriate, expedient or necessary in the interest of the Company:

●	Mr. Vélez Osorno (acting singly, the “Sole Signing Officer”); and
●	any Officer (acting jointly, the “Joint Signing Officers”);

(d.2) provided that (i) at no time shall the Joint Signing Officers have authority to execute documents for and on behalf of the Company in connection with the matters specified in the Specific Matters; (ii) the officers Youssef Lahrech and Guilherme Marques do Lago, always acting jointly, have authority to execute documents for and on behalf of the Company in connection with the Related Parties Transactions as described in the attached hereto as Exhibit B (the "Related Parties Representatives"); and (iii) if at any time the Board Matters are removed from the Articles, only the Sole Signing Officer shall have authority to execute documents for and on behalf of the Company in connection with the Specific Matters (together, the “Delegation Conditions”).

2.	IT IS RESOLVED THAT:

(a)	subject to applicable consents, waivers and/or approvals being duly obtained, including

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approval of the Board for any Board Matter, the Sole Signing Officer or the Joint Signing Officers be and are hereby authorised to approve, and make changes to, any and all documents for and on behalf of the Company as he/they may in his opinion or their collective opinion (as applicable) deem appropriate, expedient or necessary in the interest of the Company, and the signature of that person or persons (as applicable) on any such document will be sufficient evidence for all purposes of the approval by the Sole Signing Officer or the Joint Signing Officers (as applicable) of any such document and the final terms thereof on behalf of the Company, subject to the Delegation Conditions;

(b)	any Director or Officer of the Company (collectively, the “Authorized Officers”) be and is hereby authorised to execute the Documents, subject to any amendments that the Authorized Officers feel are necessary and the signature of one of the Authorized Officers being evidence it is in final approved form;

(c)	the Authorized Officers are, and each of them individually is, hereby authorized and directed to take or cause to be taken all such further actions, and to execute (as a deed, where applicable) and deliver or cause to be delivered all such further instruments, agreements, documents and certificates in the name and on behalf of the Company and to incur all such fees and expenses, all as in their judgment is deemed necessary or advisable to carry into effect the foregoing resolutions and all matters contemplated thereby or ancillary thereto, and that the actions of any officer of the Company authorized by the foregoing resolutions or which would have been authorized by the foregoing resolutions except that such actions were taken or such agreements or documents executed prior to the adoption of such resolution be, and they hereby are, ratified, confirmed, approved and adopted as actions of the Company; and

(d)	any Authorised Officer be and is hereby authorised to agree and approve the form and contents of any Services Agreements, provided that no Officer shall agree and approve the form of contents of a Services Agreement to be entered into by himself / herself.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

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RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

David Vélez Osorno	Anita Mary Sands

Daniel Krepel Goldberg	David Alexandre Marcus

Douglas Mauro Leone	Jacqueline Dawn Reses

Luis Alberto Moreno Mejía	Rogério Paulo Calderón Peres

Thuan Quang Pham

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Exhibit A – Current Specific Matters

Documents for and on behalf of the Company with respect to the following matters:

A.	the purchase or acquisition of any realty;
B.	any joint ventures or strategic alliances with third parties above US$100,000,000.00;
C.	the purchase, sale, assignment or transfer of an interest in any subsidiary of the Company;
D.	any related parties transaction;
E.	the granting of any loans to any person or entity, except in the ordinary course of its business;
F.	financing or indebtedness involving amounts exceeding US$100,000,000.00, and not contemplated in the annual budget of the Company;
G.	the commencement of judicial, arbitration, or administrative proceeding in excess of US$2,000,000.00;
H.	the sale, lease, or disposition of assets by the Company outside the normal course of business, exceeding US$5,000,000.00 and not contemplated in the annual budget of the Company; and
I.	any commercial agreement outside the normal course of business, exceeding US$25,000,000.00 and not contemplated in the annual budget of the Company.

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Exhibit B – Related Parties Transactions

The Related Parties Representatives are authorized to represent the Company, always acting jointly, in the following categories of transactions and agreements:

A.	ordinary course Transactions involving the purchase of goods or services by the Company in which an Affiliate acts as a supplier on an arm’s-length basis, and which encompass commercial and technical aspects that meet the needs of the Company (as determined by the Company in good faith, which determination shall be conclusive);
B.	transactions involving products or services in the ordinary course of business (as determined by the Company in good faith, which determination shall be conclusive) involving an Affiliate who is an Affiliate only by virtue of its ownership of less than 10% of another entities’ common stock, where such entity is a party to the Transaction;
C.	any ordinary and/or recurring Transactions in the ordinary course of business regarding (a) the purchase and sale of services and products, including credit operations, on the same terms and conditions as those made available to the general public, or (b) cost sharing agreements between the Company and its controlled affiliates or between the Company’s controlled affiliates (as determined by the Company in good faith, which determination shall be conclusive);
D.	transactions in which the Affiliate interest derives solely from his or her service as an unaffiliated or independent director of another corporation or organization that is a party to the transaction (as determined by the Company in good faith, which determination shall be conclusive);
E.	compensation arrangements of any Executive Officer, other than an individual who is a Close Family Member of an Affiliate, as long as such arrangements have been approved or recommended to the Board for approval by the Leadership Development, Diversity and Compensation Committee of the Board;
F.	Director compensation arrangements, if such arrangements have been approved by the Board or by the Leadership Development, Diversity and Compensation Committee of the Board; and
G.	indemnity payments made to Directors and Executive Officers in accordance with the Company’s Articles of Association and applicable law (as determined by the Company in good faith, which determination shall be conclusive).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  June 26, 2023